Exhibit 99.2

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended
(unaudited, in millions of Canadian dollars except for per share amounts)	March 31, 2016	March 31, 2015
Revenue
Premiums
Gross	$4,259	$3,723
Less: Ceded	1,081	1,516
Net premiums	3,178	2,207
Net investment income (loss):
Interest and other investment income	1,425	1,279
Fair value and foreign currency changes on assets and liabilities (Note 5)	2,730	2,495
Net gains (losses) on available-for-sale assets	75	96
Net investment income (loss)	4,230	3,870
Fee income	1,374	1,255
Total revenue	8,782	7,332

Benefits and expenses
Gross claims and benefits paid (Note 7)	3,705	3,430
Increase (decrease) in insurance contract liabilities (Note 7)	3,438	3,148
Decrease (increase) in reinsurance assets (Note 7)	(17)	(193)
Increase (decrease) in investment contract liabilities (Note 7)	10	12
Reinsurance expenses (recoveries) (Note 8)	(1,027)	(1,453)
Commissions	540	492
Net transfer to (from) segregated funds (Note 11)	(57)	17
Operating expenses	1,369	1,180
Premium taxes	78	70
Interest expense	81	72
Total benefits and expenses	8,120	6,775

Income (loss) before income taxes	662	557
Less: Income tax expense (benefit) (Note 9)	92	95

Total net income (loss)	570	462
Less: Net income (loss) attributable to participating policyholders and non-controlling interest	6	(5)

Shareholders’ net income (loss)	564	467
Less: Preferred shareholders’ dividends	24	26
Common shareholders’ net income (loss)	$540	$441

Average exchange rates during the reporting periods:
U.S. dollars	1.37	1.24
U.K. pounds	1.97	1.88
Earnings (loss) per share (Note 13)
Basic	$0.88	$0.72
Diluted	$0.88	$0.72

Dividends per common share	$0.39	$0.36

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2016	31

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2016	March 31, 2015
Total net income (loss)	$570	$462
Other comprehensive income (loss), net of taxes:
Items that may be reclassified subsequently to income:
Change in unrealized foreign currency translation gains (losses):
Unrealized gains (losses) before net investment hedges	(782)	736
Unrealized gains (losses) on net investment hedges	–	(14)
Change in unrealized gains (losses) on available-for-sale assets:
Unrealized gains (losses)	116	214
Reclassifications to net income (loss)	(46)	(58)
Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses)	(16)	(7)
Reclassifications to net income (loss)	2	4
Share of other comprehensive income (loss) in joint ventures and associates:
Unrealized gains (losses)	(22)	65
Reclassifications to net income (loss) upon change in control (Note 3)	(8)	–
Total items that may be reclassified subsequently to income	(756)	940
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(26)	(46)
Total items that will not be reclassified subsequently to income	(26)	(46)
Total other comprehensive income (loss)	(782)	894
Total comprehensive income (loss)	(212)	1,356
Less: Participating policyholders’ and non-controlling interest comprehensive income (loss)	–	1
Shareholders’ comprehensive income (loss)	$(212)	$1,355
INCOME TAXES INCLUDED IN OTHER COMPREHENSIVE INCOME (LOSS)

	For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2016	March 31, 2015
Income tax benefit (expense):
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains / losses, including net investment hedges	$–	$2
Unrealized gains / losses on available-for-sale assets	(31)	(66)
Reclassifications to net income for available-for-sale assets	11	25
Unrealized gains / losses on cash flow hedges	3	2
Reclassifications to net income for cash flow hedges	–	(1)
Total items that may be reclassified subsequently to income	(17)	(38)
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	12	18
Total items that will not be reclassified subsequently to income	12	18
Total income tax benefit (expense) included in other comprehensive income (loss)	$(5)	$(20)

The attached notes form part of these Interim Consolidated Financial Statements.

32	Sun Life Financial Inc.	First Quarter 2016	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at
(unaudited, in millions of Canadian dollars)		March 31, 2016	December 31, 2015
Assets
Cash, cash equivalents and short-term securities (Note 5)		$7,583	$8,983
Debt securities (Note 5)		71,371	69,896
Equity securities (Note 5)		5,323	5,313
Mortgages and loans		39,005	39,103
Derivative assets		2,680	1,866
Other invested assets (Note 5)		2,993	3,111
Policy loans		3,097	3,151
Investment properties		6,446	6,540
Invested assets		138,498	137,963
Other assets		4,747	4,567
Reinsurance assets (Note 7)		5,080	5,386
Deferred tax assets		1,589	1,372
Intangible assets		1,427	1,479
Goodwill		5,508	4,646
Total general fund assets		156,849	155,413
Investments for account of segregated fund holders (Note 11)		89,795	91,440
Total assets		$246,644	$246,853
Liabilities and equity
Liabilities
Insurance contract liabilities (Note 7)		$112,597	$110,227
Investment contract liabilities (Note 7)		2,896	2,913
Derivative liabilities		2,796	3,378
Deferred tax liabilities		448	405
Other liabilities		12,100	12,332
Senior debentures		2,248	2,248
Subordinated debt		2,841	2,492
Total general fund liabilities		135,926	133,995
Insurance contracts for account of segregated fund holders (Note 11)		82,754	83,670
Investment contracts for account of segregated fund holders (Note 11)		7,041	7,770
Total liabilities		$225,721	$225,435
Equity
Issued share capital and contributed surplus		$10,909	$10,900
Shareholders’ retained earnings and accumulated other comprehensive income		9,828	10,350
Total shareholders’ equity		20,737	21,250
Participating policyholders’ equity and non-controlling interest		186	168
Total equity		$20,923	$21,418
Total liabilities and equity		$246,644	$246,853

Exchange rates at the end of the reporting periods:
	U.S. dollars	1.30	1.38
	U.K. pounds	1.87	2.04

The attached notes form part of these Interim Consolidated Financial Statements.

Approved on behalf of the Board of Directors on May 10, 2016.

Dean A. Connor	William D. Anderson
President and Chief Executive Officer	Director

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2016	33

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2016	March 31, 2015
Shareholders:
Preferred shares
Balance, beginning and end of period	$2,257	$2,257
Common shares (Note 10)
Balance, beginning of period	8,567	8,465
Stock options exercised	8	24
Common shares purchased for cancellation	–	(43)
Issued under dividend reinvestment and share purchase plan	–	21
Balance, end of period	8,575	8,467
Contributed surplus
Balance, beginning of period	76	83
Share-based payments	2	1
Stock options exercised	(1)	(4)
Balance, end of period	77	80
Retained earnings
Balance, beginning of period	7,891	6,762
Net income (loss)	564	467
Dividends on common shares	(239)	(221)
Dividends on preferred shares	(24)	(26)
Common shares purchased for cancellation (Note 10)	–	(77)
Transaction with non-controlling interest (Note 3)	(47)	–
Balance, end of period	8,145	6,905
Accumulated other comprehensive income (loss), net of taxes (Note 14)
Balance, beginning of period	2,459	1,164
Total other comprehensive income (loss) for the period	(776)	888
Balance, end of period	1,683	2,052
Total shareholders’ equity, end of period	$20,737	$19,761
Participating policyholders:
Balance, beginning of period	$168	$141
Net income (loss)	6	(5)
Total other comprehensive income (loss) for the period (Note 14)	(5)	6
Total participating policyholders’ equity, end of period	$169	$142
Non-controlling interest:
Balance, beginning of period	$–	$–
Non-controlling interest arising from acquisition (Note 3)	18	–
Net income (loss)	–	–
Total other comprehensive income (loss) for the period (Note 14)	(1)	–
Total non-controlling interest, end of period	$17	$–
Total equity	$20,923	$19,903

The attached notes form part of these Interim Consolidated Financial Statements.

34	Sun Life Financial Inc.	First Quarter 2016	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2016	March 31, 2015
Cash flows provided by (used in) operating activities
Total income (loss) before income taxes	$662	$557
Add: Interest expense related to financing activities	71	74
Operating items not affecting cash:
Increase (decrease) in contract liabilities	3,397	3,044
(Increase) decrease in reinsurance assets	(64)	(194)
Unrealized (gains) losses on invested assets	(2,797)	(1,649)
Other non-cash items	(423)	(1,514)
Operating cash items:
Deferred acquisition costs	5	(16)
Realized (gains) losses on assets	(516)	(270)
Sales, maturities and repayments of invested assets	12,336	13,176
Purchases of invested assets	(12,862)	(12,192)
Change in policy loans	(17)	(8)
Income taxes received (paid)	(127)	(190)
Mortgage securitization (Note 5)	148	20
Other cash items	508	52
Net cash provided by (used in) operating activities	321	890
Cash flows provided by (used in) investing activities
Net (purchase) sale of property and equipment	(20)	(18)
Investment in and transactions with joint ventures and associates	–	(3)
Acquisitions, net of cash and cash equivalents acquired (Note 3)	(1,237)	–
Other investing activities	(17)	(15)
Net cash provided by (used in) investing activities	(1,274)	(36)
Cash flows provided by (used in) financing activities
Increase in (repayment of) borrowed funds	(97)	29
Issuance of subordinated debt, net of issuance costs (Note 10)	348	–
Issuance of common shares on exercise of stock options	7	20
Common shares purchased for cancellation (Note 10)	–	(120)
Dividends paid on common and preferred shares	(259)	(222)
Interest expense paid	(62)	(53)
Net cash provided by (used in) financing activities	(63)	(346)
Changes due to fluctuations in exchange rates	(287)	209
Increase (decrease) in cash and cash equivalents	(1,303)	717
Net cash and cash equivalents, beginning of period	6,512	3,364
Net cash and cash equivalents, end of period	5,209	4,081
Short-term securities, end of period	2,185	2,486
Net cash and cash equivalents and short-term securities, end of period (Note 5)	$7,394	$6,567

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2016	35

Condensed Notes to the Interim Consolidated Financial Statements

(Unaudited, in millions of Canadian dollars except for per share amounts and where otherwise stated)

1.     Significant Accounting Policies

Description of Business

Sun Life Financial Inc. (“SLF Inc.”) is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada (“Sun Life Assurance”). SLF Inc. and its subsidiaries are collectively referred to as “us”, “our”, “ours”, “we”, or “the Company”.

Our Interim Consolidated Financial Statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued and adopted by the International Accounting Standards Board (“IASB”). We have used accounting policies which are consistent with our accounting policies in our 2015 Annual Consolidated Financial Statements, except as disclosed in Note 2 below. Our Interim Consolidated Financial Statements should be read in conjunction with our 2015 Annual Consolidated Financial Statements, as interim financial statements do not include all the information incorporated in annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”).

2.     Changes in Accounting Policies

Amended International Financial Reporting Standards Adopted in 2016

In May 2014, the IASB issued Accounting for Acquisitions of Interests in Joint Operations, which amends IFRS 11 Joint Arrangements. These amendments provide guidance on the accounting for an acquisition of an interest in a joint operation when the operation constitutes a business. These amendments are effective for annual periods beginning on or after January 1, 2016, applied prospectively. The adoption of these amendments did not have a material impact on our Interim Consolidated Financial Statements.

In May 2014, the IASB issued Clarification of Acceptable Methods of Depreciation and Amortization, which amends IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets. These amendments clarify that, in general, revenue based methods of depreciation or amortization of property, plant and equipment and intangible assets should not be used. These amendments are effective for annual periods beginning on or after January 1, 2016, applied prospectively. The adoption of these amendments did not have a material impact on our Interim Consolidated Financial Statements.

In September 2014, the IASB issued Annual Improvements to IFRSs 2012-2014 Cycle, which includes minor amendments to various IFRSs, with some amendments applied prospectively and others applied retrospectively. These amendments are effective for annual periods beginning on or after January 1, 2016. The adoption of these amendments did not have a material impact on our Interim Consolidated Financial Statements.

In December 2014, the IASB issued Disclosure Initiative, which amends IAS 1 Presentation of Financial Statements. The amendments are designed to encourage entities to use professional judgment to determine what information to disclose in the financial statements and accompanying notes by clarifying the guidance on materiality, presentation, and note structure. These amendments are effective for annual periods beginning on or after January 1, 2016. Certain disclosures in our Interim Consolidated Financial Statements were revised, including combining Property and equipment into Other assets. The amendments also require separate disclosure of the share of the other comprehensive income of joint ventures and associates, which is presented in our Interim Consolidated Statements of Comprehensive Income (Loss) adopted retrospectively.

In December 2014, the IASB issued Investment Entities: Applying the Consolidation Exception, which amends IFRS 10 Consolidated Financial Statements, IFRS 12 Disclosure of Interests in Other Entities, and IAS 28 Investment in Associates and Joint Ventures. The amendments clarify certain accounting requirements related to investment entities, which are entities that evaluate the performance of their investments on a fair value basis and whose business purpose is to invest funds solely for returns from capital appreciation, investment income, or both. The amendments include permitting a non-investment entity to retain the fair value accounting applied by its investment entity joint venture or associate when applying the equity method of accounting. The amendments are effective for annual periods beginning on or after January 1, 2016, applied retrospectively. The adoption of this standard did not have a material impact on our Interim Consolidated Financial Statements.

Amended International Financial Reporting Standard Issued in 2016

In April 2016, the IASB issued Clarifications to IFRS 15 Revenue from Contracts with Customers, which provides additional guidance and relief on transition of IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). The amendments are effective for annual periods beginning on or after January 1, 2018. We are currently assessing the impact that IFRS 15, along with these amendments, will have on our Consolidated Financial Statements.

36	Sun Life Financial Inc.	First Quarter 2016	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3.     Acquisitions

Acquisition in Sun Life Financial United States

On March 1, 2016, we completed the purchase of the U.S. Employee Benefits business of Assurant, Inc. (“Assurant EB”) for total consideration of $1,264 which consisted of a ceding commission and a payment for the acquisition of direct subsidiaries. The purchase price includes an estimated contingent consideration of $21 that may be paid in cash over a 3-year period. The acquisition was effected through reinsurance agreements and the direct purchase of 100% of the voting shares of certain legal entities. The results and the net assets acquired, including goodwill, are recorded in our Sun Life Financial United States (“SLF U.S.”) reportable segment in Note 4. The acquisition adds new capabilities and increases the size and scale of this business segment.

The fair values of the net tangible assets acquired and the total consideration as at March 31, 2016, have been determined provisionally and are subject to adjustment. Provisional amounts for intangible assets have not been separately identified, valued or recognized as part of the purchase price allocation, pending the completion of a comprehensive valuation. As a result, goodwill, which is the excess of the purchase price over the fair value of the net identifiable assets acquired, will be adjusted retrospectively to the acquisition date in future reporting periods. Items on the statement of financial position that may be adjusted include insurance contract liabilities, intangible assets, goodwill, and deferred tax assets.

The components of the fair value of net tangible assets recognized from the acquisition of Assurant EB consist of the following:

As at March 1, 2016
Fair value of consideration transferred	$1,264
Fair value of net tangible assets acquired:
Assets acquired:
Invested assets	$2,345	(1)
Other assets	156
Deferred tax asset	208
Total assets acquired	$2,709
Liabilities assumed:
Insurance contract liabilities	$2,302
Other liabilities assumed	105
Total liabilities assumed	$2,407
Fair value of net tangible assets acquired	$302
Excess initially allocated to goodwill	$962

(1)	Includes cash and cash equivalents of $53, debt securities of $1,828, mortgages and loans of $376, and equity securities of $88.

Acquisition in Sun Life Financial Asia

On January 7, 2016, we completed a transaction to increase our ownership interest in our joint venture insurance company in Vietnam, PVI Sun Life Insurance Company Limited (“PVI Sun Life”), from 49% to 75% by acquiring from PVI Holdings an additional 26% of PVI Sun Life’s charter capital for cash consideration of $49. We also entered into an agreement that allows PVI Holdings to sell all of its remaining outstanding shares in PVI Sun Life to us within a 10-year period, which is recognized as Transaction with non-controlling interest in our Interim Consolidated Statements of Changes in Equity. As a result of this transaction, we obtained control and re-measured our existing ownership interest in PVI Sun Life at fair value on the acquisition date, resulting in the recognition of a one-time, non-cash gain of $31 recorded in Interest and other investment income in our Interim Consolidated Statements of Operations. This gain consists of $23 related to the difference between the fair value and carrying value of our 49% interest in PVI Sun Life under the equity method of accounting and $8 related to reclassification of cumulative translation difference from accumulated other comprehensive income to net income. The fair value of net identifiable assets includes cash and cash equivalents of $2 and intangible assets of $6. The acquired intangible asset is subject to amortization on a straight-line basis. Goodwill arising from this transaction was $51, which primarily reflects expectations of future business. Non-controlling interest arising from acquisition was $18, which was recognized as its proportionate share of the fair value of the net identifiable assets. The results and the net assets acquired, including goodwill, are recorded in our Sun Life Financial Asia (“SLF Asia”) reportable segment in Note 4.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2016	37

4.     Segmented Information

We have five reportable segments: Sun Life Financial Canada (“SLF Canada”), SLF U.S., Sun Life Financial Asset Management (“SLF Asset Management”), SLF Asia, and Corporate. These reportable segments operate in the financial services industry and reflect our management structure and internal financial reporting. Corporate includes the results of our United Kingdom (“U.K.”) business unit and our Corporate Support operations, which include run-off reinsurance operations as well as investment income, expenses, capital, and other items not allocated to our other business groups.

Revenues from our reportable segments are derived principally from life and health insurance, investment management and annuities, and mutual funds. Revenues not attributed to the strategic business units are derived primarily from Corporate investments and earnings on capital. Transactions between segments are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties.

The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions, judgments and methodologies for allocating overhead costs, and indirect expenses to our business segments.

Intersegment transactions consist primarily of internal financing agreements which are measured at fair values prevailing when the arrangements are negotiated. Intersegment investment income consists primarily of interest paid by SLF U.S. to Corporate. Intersegment fee income is primarily asset management fees paid by SLF Canada and Corporate to SLF Asset Management, and by SLF Asset Management to SLF U.S. Intersegment transactions are presented in the Consolidation adjustments column in the following tables.

Results by segment for the three months ended March 31 are as follows:

	SLF Canada	SLF U.S.	SLF Asset Management	SLF Asia	Corporate	Consolidation adjustments	Total
2016
Gross premiums:
Annuities	$389	$2	$–	$4	$8	$–	$403
Life insurance	960	596	–	431	25	–	2,012
Health insurance	1,074	760	–	5	5	–	1,844
Total gross premiums	2,423	1,358	–	440	38	–	4,259
Less: ceded premiums	908	156	–	11	6	–	1,081
Net investment income (loss)	1,743	1,523	5	467	518	(26)	4,230
Fee income	243	57	979	80	35	(20)	1,374
Total revenue	3,501	2,782	984	976	585	(46)	8,782
Less:
Total benefits and expenses	3,360	2,664	698	868	576	(46)	8,120
Income tax expense (benefit)	(28)	20	109	14	(23)	–	92
Total net income (loss)	$169	$98	$177	$94	$32	$–	$570
2015
Gross premiums:
Annuities	$350	$43	$–	$–	$5	$–	$398
Life insurance	906	535	–	257	26	–	1,724
Health insurance	1,030	561	–	4	6	–	1,601
Total gross premiums	2,286	1,139	–	261	37	–	3,723
Less: ceded premiums	1,355	146	–	9	6	–	1,516
Net investment income (loss)	2,426	801	(1)	252	407	(15)	3,870
Fee income	241	51	869	73	40	(19)	1,255
Total revenue	3,598	1,845	868	577	478	(34)	7,332
Less:
Total benefits and expenses	3,463	1,790	622	498	436	(34)	6,775
Income tax expense (benefit)	(10)	20	98	11	(24)	–	95
Total net income (loss)	$145	$35	$148	$68	$66	$–	$462

38	Sun Life Financial Inc.	First Quarter 2016	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5.     Total Invested Assets and Related Net Investment Income

5.A Asset Classification

The carrying values of our debt securities, equity securities, and other invested assets presented in our Interim Consolidated Statements of Financial Position consist of the following:

As at	Fair value through profit or loss	Available- for-sale	Other(1)	Total
March 31, 2016
Debt securities	$58,855	$12,516	$–	$71,371
Equity securities	$4,511	$812	$–	$5,323
Other invested assets	$1,744	$326	$923	$2,993

December 31, 2015
Debt securities	$56,785	$13,111	$–	$69,896
Equity securities	$4,426	$887	$–	$5,313
Other invested assets	$1,811	$327	$973	$3,111

(1)	Other consists primarily of investments accounted for using the equity method of accounting.

5.B Fair Value and Foreign Currency Changes on Assets and Liabilities

Fair value and foreign currency changes on assets and liabilities recorded to net income consist of the following:

For the three months ended March 31,	2016	2015
Fair value change:
Cash, cash equivalents and short-term securities	$(18)	$18
Debt securities	1,385	2,254
Equity securities	61	148
Derivative investments	1,828	(683)
Other invested assets	(48)	46
Total change in fair value through profit or loss assets and liabilities	$3,208	$1,783
Fair value changes on investment properties	25	56
Foreign exchange gains (losses)(1)	(503)	656
Fair value and foreign currency changes on assets and liabilities	$2,730	$2,495

(1)

Primarily arises from the translation of foreign currency denominated available-for-sale assets and mortgages and loans. Any offsetting amounts arising from foreign currency derivatives are included in the fair value change on derivative investments.

5.C Impairment of Available-For-Sale Assets

We recognized impairment losses on available-for-sale assets of $1 and $1 during the three months ended March 31, 2016, and 2015, respectively.

5.D Cash, Cash Equivalents and Short-Term Securities

Cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Financial Position and Net cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Cash Flows consist of the following:

As at	March 31, 2016	December 31, 2015	March 31, 2015
Cash	$1,676	$1,856	$1,338
Cash equivalents	3,722	4,822	2,920
Short-term securities	2,185	2,305	2,486
Cash, cash equivalents and short-term securities	7,583	8,983	6,744
Less: Bank overdraft, recorded in Other liabilities	189	166	177
Net cash, cash equivalents and short-term securities	$7,394	$8,817	$6,567

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2016	39

5.E Mortgage Securitization

We securitize certain insured fixed rate commercial mortgages through the creation of mortgage-backed securities under the National Housing Act Mortgage-Backed Securities (“NHA MBS”) Program sponsored by the Canada Mortgage and Housing Corporation (“CMHC”). The NHA MBS are then sold to Canada Housing Trust, a government-sponsored security trust that issues securities to third-party investors under the Canadian Mortgage Bond (“CMB”) program. The securitization of these assets does not qualify for derecognition as we have not transferred substantially all of the risks and rewards of ownership. Specifically, we continue to be exposed to prepayment and interest rate risk associated with these assets. There are no expected credit losses on the securitized mortgages as the mortgages were already insured by the CMHC prior to securitization. These assets continue to be recognized as Mortgages and loans in our Interim Consolidated Statements of Financial Position. Proceeds from securitization transactions are recognized as secured borrowings and included in Other liabilities in our Interim Consolidated Statements of Financial Position.

Receipts of principal on the securitized mortgages are deposited into a principal reinvestment account (“PRA”) to meet our repayment obligation upon maturity under the CMB program. The assets in the PRA are typically comprised of cash and cash equivalents and certain asset-backed securities. We are exposed to reinvestment risk due to the amortizing nature of the securitized mortgages relative to our repayment obligation for the full principal amount due at maturity. We mitigate the reinvestment risk using interest rate swaps.

The carrying value and fair value of the securitized mortgages as at March 31, 2016 are $798 and $813, respectively ($654 and $668 as at December 31, 2015). The carrying value and fair value of the associated liabilities as at March 31, 2016 are $815 and $845, respectively ($667 and $689 as at December 31, 2015). The carrying value of asset-backed securities in the PRA as at March 31, 2016 and December 31, 2015 are $22 and $17, respectively. There are no cash and cash equivalents in the PRA as at March 31, 2016 and December 31, 2015.

The fair value of the secured borrowings from mortgage securitization is based on the methodologies and assumptions for asset-backed securities described in Note 5 of our 2015 Annual Consolidated Financial Statements. The fair value of these liabilities is categorized in Level 2 of the fair value hierarchy as at March 31, 2016 and December 31, 2015.

5.F Fair Value Measurement

The fair value methodologies and assumptions for assets and liabilities carried at fair value as well as disclosures on unobservable inputs, sensitivities, and valuation processes for Level 3 assets can be found in Note 5 of our 2015 Annual Consolidated Financial Statements.

5.F.i Fair Value Hierarchy

We categorize our assets and liabilities carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three-level fair value hierarchy as follows:

Level 1: Fair value is based on the unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities classified as Level 1 generally include cash and cash equivalents, certain U.S. government and agency securities, exchange-traded equity securities, and certain segregated and mutual fund units held for account of segregated fund holders.

Level 2: Fair value is based on quoted prices for similar assets or liabilities traded in active markets, or prices from valuation techniques that use significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. The types of assets and liabilities classified as Level 2 generally include Canadian federal, provincial and municipal government, other foreign government and corporate debt securities, certain asset-backed securities, over-the-counter derivatives, and certain segregated and mutual fund units held for account of segregated fund holders.

Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect our expectations about the assumptions market participants would use in pricing the asset or liability. The types of assets and liabilities classified as Level 3 generally include certain corporate bonds, certain other invested assets, and investment properties.

40	Sun Life Financial Inc.	First Quarter 2016	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level are as follows:

As at	March 31, 2016				December 31, 2015
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and short-term securities	$7,031	$552	$–	$7,583	$8,233	$750	$–	$8,983
Debt securities – fair value through profit or loss	1,209	57,107	539	58,855	1,205	55,053	527	56,785
Debt securities – available-for-sale	420	11,973	123	12,516	430	12,576	105	13,111
Equity securities – fair value through profit or loss	2,565	1,783	163	4,511	2,562	1,694	170	4,426
Equity securities – available-for-sale	635	170	7	812	709	178	–	887
Derivative assets	27	2,653	–	2,680	30	1,836	–	1,866
Other invested assets	844	129	1,097	2,070	888	144	1,106	2,138
Investment properties	–	–	6,446	6,446	–	–	6,540	6,540
Total invested assets measured at fair value	$12,731	$74,367	$8,375	$95,473	$14,057	$72,231	$8,448	$94,736
Investments for account of segregated fund holders	$26,452	$62,608	$735	$89,795	$27,714	$62,961	$765	$91,440
Total assets measured at fair value	$39,183	$136,975	$9,110	$185,268	$41,771	$135,192	$9,213	$186,176
Liabilities
Investment contract liabilities	$–	$–	$4	$4	$–	$–	$4	$4
Derivative liabilities	3	2,793	–	2,796	8	3,370	–	3,378
Total liabilities measured at fair value	$3	$2,793	$4	$2,800	$8	$3,370	$4	$3,382

Debt securities – fair value through profit or loss consist of the following:

As at	March 31, 2016				December 31, 2015
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$2,246	$18	$2,264	$–	$2,342	$41	$2,383
Canadian provincial and municipal government	–	11,461	102	11,563	–	10,516	39	10,555
U.S. government and agency	1,209	143	7	1,359	1,205	59	8	1,272
Other foreign government	–	5,805	27	5,832	–	5,883	33	5,916
Corporate	–	34,396	326	34,722	–	33,325	343	33,668
Asset-backed securities:
Commercial mortgage-backed securities	–	1,587	6	1,593	–	1,516	1	1,517
Residential mortgage-backed securities	–	1,127	7	1,134	–	1,052	8	1,060
Collateralized debt obligations	–	33	21	54	–	34	28	62
Other	–	309	25	334	–	326	26	352
Total debt securities – fair value through profit or loss	$1,209	$57,107	$539	$58,855	$1,205	$55,053	$527	$56,785

Debt securities – available-for-sale consist of the following:

As at	March 31, 2016				December 31, 2015
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$1,664	$–	$1,664	$–	$1,637	$–	$1,637
Canadian provincial and municipal government	–	931	–	931	–	836	–	836
U.S. government and agency	420	–	–	420	430	–	–	430
Other foreign government	–	740	–	740	–	737	1	738
Corporate	–	6,765	82	6,847	–	7,463	63	7,526
Asset-backed securities:
Commercial mortgage-backed securities	–	912	4	916	–	940	–	940
Residential mortgage-backed securities	–	320	–	320	–	308	–	308
Collateralized debt obligations	–	211	–	211	–	221	–	221
Other	–	430	37	467	–	434	41	475
Total debt securities – available-for-sale	$420	$11,973	$123	$12,516	$430	$12,576	$105	$13,111

There were no significant transfers between Level 1 and Level 2 for the three months ended March 31, 2016 and March 31, 2015.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2016	41

The following table provides a reconciliation of the beginning and ending balances for assets that are categorized in Level 3:

For the three months ended	Debt securities – fair value through profit or loss	Debt securities – available- for-sale	Equity securities – fair value through profit or loss	Equity securities – available- for-sale	Other invested assets	Investment properties	Total invested assets measured at fair value	Investments for account of segregated fund holders	Total assets measured at fair value
March 31, 2016
Beginning balance	$527	$105	$170	$–	$1,106	$6,540	$8,448	$765	$9,213
Included in net income(1)(3)	(3)	2	(7)	–	(54)	14	(48)	2	(46)
Included in OCI(3)	–	(1)	–	–	(1)	–	(2)	–	(2)
Purchases	68	25	21	7	85	87	293	33	326
Sales	(4)	(1)	–	–	(36)	(70)	(111)	(13)	(124)
Settlements	(8)	(1)	(17)	–	–	–	(26)	–	(26)
Transfers into Level 3(2)	–	–	–	–	–	–	–	–	–
Transfers (out) of Level 3(2)	(21)	–	–	–	–	–	(21)	(7)	(28)
Foreign currency translation(4)	(20)	(6)	(4)	–	(3)	(125)	(158)	(45)	(203)
Ending balance	$539	$123	$163	$7	$1,097	$6,446	$8,375	$735	$9,110
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$–	$(1)	$(7)	$–	$(54)	$13	$(49)	$2	$(47)

For the three months ended
March 31, 2015
Beginning balance	$891	$280	$125	$–	$788	$6,108	$8,192	$530	$8,722
Included in net income(1)(3)	21	5	6	–	32	44	108	28	136
Included in OCI(3)	–	3	–	–	–	–	3	–	3
Purchases	125	126	23	–	67	51	392	27	419
Sales	(2)	–	–	–	(11)	(91)	(104)	(7)	(111)
Settlements	(11)	(4)	–	–	–	–	(15)	(1)	(16)
Transfers into Level 3(2)	18	8	–	–	–	–	26	10	36
Transfers (out) of Level 3(2)	(52)	–	–	–	–	–	(52)	–	(52)
Foreign currency translation(4)	55	19	7	–	5	148	234	24	258
Ending balance	$1,045	$437	$161	$–	$881	$6,260	$8,784	$611	$9,395
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$18	$3	$5	$–	$33	$84	$143	$26	$169

(1)	Included in Net investment income (loss) for Total invested assets measured at fair value in our Interim Consolidated Statements of Operations.
(2)

Transfers into Level 3 occur when the pricing inputs used lack observable market data, and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.

(3)

Total gains and losses in net income (loss) and other comprehensive income (“OCI”) are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.

(4)	Foreign currency translation relates to the foreign exchange impact of translating Level 3 assets of foreign subsidiaries from their functional currencies to Canadian dollars.

6.    Financial Instrument and Insurance Risk Management

Our risk management policies and procedures for managing risks related to financial instruments and insurance contracts can be found in Notes 6 and 7, respectively, of our 2015 Annual Consolidated Financial Statements.

Our financial instrument market risk sensitivities are included in our Management’s Discussion and Analysis (“MD&A”) for the three months ended March 31, 2016. The shaded text and tables in the Risk Management section of the MD&A represent our disclosures on market risk sensitivities in accordance with IFRS 7 Financial Instruments: Disclosures and include discussions on how we measure our risk and our objectives, policies, and methodologies for managing this risk. Therefore, the shaded text and tables in the MD&A represent an integral part of these Interim Consolidated Financial Statements.

42	Sun Life Financial Inc.	First Quarter 2016	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7.    Insurance Contract Liabilities and Investment Contract Liabilities

7.A Insurance Contract Liabilities

7.A.i Changes in Insurance Contract Liabilities and Reinsurance Assets

Changes in Insurance contract liabilities and Reinsurance assets are as follows:

For the three months ended March 31,	2016			2015
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances, before Other policy liabilities and assets, beginning of period	$103,730	$4,812	$98,918	$95,243	$3,671	$91,572
Change in balances on in-force policies	2,480	(10)	2,490	2,310	(51)	2,361
Balances arising from new policies	952	30	922	710	186	524
Method and assumption changes	6	(3)	9	128	58	70
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	3,438	17	3,421	3,148	193	2,955
Acquisitions (Note 3)	2,196	–	2,196	–	–	–
Foreign exchange rate movements	(3,208)	(256)	(2,952)	3,417	297	3,120
Balances before Other policy liabilities and assets	106,156	4,573	101,583	101,808	4,161	97,647
Other policy liabilities and assets	6,441	507	5,934	6,158	422	5,736
Total Insurance contract liabilities and Reinsurance assets, end of period	$112,597	$5,080	$107,517	$107,966	$4,583	$103,383

7.B Investment Contract Liabilities

7.B.i Changes in Investment Contract Liabilities

Changes in investment contract liabilities without discretionary participation features (“DPF”) are as follows:

For the three months ended March 31,	2016		2015
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balance, beginning of period	$4	$2,208	$16	$2,142
Deposits	–	114	–	98
Interest	–	11	–	11
Withdrawals	–	(100)	–	(130)
Fees	–	(1)	–	–
Other	–	5	–	5
Foreign exchange rate movements	–	(1)	1	3
Balance, end of period	$4	$2,236	$17	$2,129

Changes in investment contract liabilities with DPF are as follows:

For the three months ended March 31,	2016	2015
Balance, beginning of period	$701	$661
Change in liabilities on in-force policies	(1)	1
Increase (decrease) in liabilities	(1)	1
Foreign exchange rate movements	(44)	56
Balance, end of period	$656	$718

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2016	43

7.C Gross Claims and Benefits Paid

Gross claims and benefits paid consist of the following:

For the three months ended March 31,	2016	2015
Maturities and surrenders	$665	$710
Annuity payments	473	432
Death and disability benefits	939	899
Health benefits	1,319	1,141
Policyholder dividends and interest on claims and deposits	309	248
Total gross claims and benefits paid	$3,705	$3,430

8.     Reinsurance (Expenses) Recoveries

Reinsurance (expenses) recoveries consist of the following:

For the three months ended March 31,	2016	2015
Recovered claims and benefits	$904	$1,237
Commissions	14	14
Reserve adjustments	25	69
Operating expenses and other	84	133
Reinsurance (expenses) recoveries	$1,027	$1,453

9.     Income Taxes

Our effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate as follows:

For the three months ended March 31,	2016		2015(1)
		%		%
Total net income (loss)	$570		$462
Add: Income tax expense (benefit)	92		95
Total net income (loss) before income taxes	$662		$557

Taxes at the combined Canadian federal and provincial statutory income tax rate	$177	26.8	$149	26.8
Increase (decrease) in rate resulting from:
Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	(3)	(0.5)	8	1.4
Tax (benefit) cost of unrecognized tax losses and tax credits	1	0.2	1	0.2
Tax exempt investment income	(64)	(9.7)	(52)	(9.3)
Adjustments in respect of prior periods, including resolution of tax disputes	(13)	(2.0)	(7)	(1.2)
Other	(6)	(0.9)	(4)	(0.8)
Total tax expense (benefit) and effective income tax rate	$92	13.9	$95	17.1

(1)

In the second quarter of 2015, a provincial corporate tax rate increase from 10% to 12% was enacted in Alberta, Canada. As a result, our statutory tax rate increased from 26.5% to 26.75% (rounded to 26.8% in the table above) in 2015 and future years.

Statutory income tax rates in other jurisdictions in which we conduct business range from 0% to 35%, which creates a tax rate differential and corresponding tax provision difference compared to the Canadian federal and provincial statutory rate when applied to foreign income not subject to tax in Canada. Generally, higher earnings in jurisdictions with higher statutory tax rates, such as the U.S., result in an increase of our tax expense, while earnings arising in tax jurisdictions with statutory rates lower than 26.75% reduce our tax expense. These differences are reported in Higher (lower) effective rates on income subject to taxation in foreign jurisdictions.

Tax exempt investment income includes tax rate differences related to various types of investment income that is taxed at rates lower than our statutory income tax rate, such as dividend income, capital gains arising in Canada, and various others. Fluctuations in foreign exchange rates, changes in market values of real estate properties and other investments have an impact on the amount of these tax rate differences.

Adjustments in respect of prior periods, including the resolution of tax disputes for the three months ended March 31, 2016 relate to prior years’ tax filings in Canada. In 2015, the adjustments mainly related to the resolution of tax audits in Canada and the U.S., as well as finalization of tax filings in the U.K.

44	Sun Life Financial Inc.	First Quarter 2016	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10.     Capital Management

10.A Capital

Our capital base is structured to exceed minimum regulatory and internal capital targets, and maintain strong credit and financial strength ratings while maintaining a capital efficient structure. We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdiction in which each operates. We manage the capital for all of our international subsidiaries on a local statutory basis in a manner commensurate with their individual risk profiles. Further details on our capital, and how it is managed, are included in Note 22 of our 2015 Annual Consolidated Financial Statements.

As part of the revisions to the 2016 Minimum Continuing Capital and Surplus Requirements (“MCCSR”) Guidance of the Office of the Superintendent of Financial Institutions, Canada (“OSFI”), disclosure of MCCSR ratios for holding companies and non-operating life companies is now required. SLF Inc.’s MCCSR ratio as at March 31, 2016 exceeded the minimum regulatory target. Our principal operating insurance subsidiary in Canada, Sun Life Assurance, is also subject to the MCCSR capital rules. Sun Life Assurance’s MCCSR ratio as at March 31, 2016 exceeded the minimum regulatory target; as well, it also exceeded the supervisory target applicable to operating insurance companies. In the U.S., Sun Life Assurance operates through a branch which is subject to U.S. regulatory supervision and it exceeded the levels under which regulatory action would be required as at March 31, 2016. In addition, other subsidiaries of SLF Inc. that must comply with local capital or solvency requirements in the jurisdiction in which they operate maintained capital levels above minimum local requirements as at March 31, 2016.

Our capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity, and certain other capital securities that qualify as regulatory capital.

10.B Significant Capital Transactions

10.B.i Common Shares

Changes in common shares issued and outstanding are as follows:

For the three months ended March 31,	2016		2015
Common shares (in millions of shares)	Number of shares	Amount	Number of shares	Amount
Balance, beginning of period	612.3	$8,567	613.1	$8,465
Stock options exercised	0.3	8	0.6	24
Common shares purchased for cancellation(1)	–	–	(3.0)	(43)
Shares issued under the dividend reinvestment and share purchase plan(2)	–	–	0.5	21
Balance, end of period	612.6	$8,575	611.2	$8,467

(1)

On November 10, 2014, SLF Inc. launched a normal course issuer bid to purchase and cancel up to 9 million common shares. The program expired on November 9, 2015. The purchases were made through the facilities of the Toronto Stock Exchange and alternative Canadian trading platforms (the “Exchanges”), at prevailing market rates. The common shares purchased and cancelled under this program during the first quarter of 2015 were purchased at an average price per share of $39.32 for a total price of $120. The total amount paid to purchase the shares was allocated to Common shares and Retained earnings in our Interim Consolidated Statements of Changes in Equity. The amount allocated to Common shares was based on the average cost per common share and amounts paid above the average cost was allocated to Retained earnings.

(2)

Common shares issued under the SLF Inc.’s Dividend Reinvestment and Share Purchase Plan (“DRIP”) for dividend reinvestments in 2015 were issued from treasury at no discount. SLF Inc. also issued an insignificant number of common shares from treasury at no discount for optional cash purchases. Commencing with the dividends paid on March 31, 2016, common shares acquired under the DRIP are purchased by the plan agent on behalf of participants, on the open market through the Exchanges.

10.B.ii Subordinated Debt

On February 19, 2016, SLF Inc. issued $350 principal amount of Series 2016-1 Subordinated Unsecured 3.10% Fixed/Floating Debentures due 2026 (the “Debentures”). The net proceeds of $348 were used to partially fund the acquisition of Assurant EB and for general corporate purposes. The Debentures bear interest at a fixed rate of 3.10% per annum payable in equal semi-annual instalments to, but excluding February 19, 2021. From February 19, 2021 to, but excluding the maturity date of February 19, 2026, the Debentures will bear interest at a variable rate equal to the Canadian dollar offered rate for three-month bankers’ acceptances (“CDOR”) plus 2.20% per annum payable in quarterly instalments. At SLF Inc.’s option, and subject to prior approval of OSFI, SLF Inc. may redeem the Debentures, in whole or in part, on or after February 19, 2021 at a redemption price equal to par, together with accrued and unpaid interest to, but excluding, the date fixed for redemption. The Debentures are direct, unsecured subordinated obligations of SLF Inc. and rank equally and rateably with all other subordinated unsecured indebtedness of SLF Inc. The Debentures qualify as capital for Canadian regulatory purposes.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2016	45

11.     Segregated Funds

11.A Investments for Account of Segregated Fund Holders

The carrying value of investments held for segregated fund holders are as follows:

As at	March 31, 2016	December 31, 2015
Segregated and mutual fund units	$75,393	$76,076
Equity securities	10,372	11,169
Debt securities	2,977	3,217
Cash, cash equivalents and short-term securities	737	719
Investment properties	444	479
Mortgages	34	36
Other assets	211	152
Total assets	$90,168	$91,848
Less: Liabilities arising from investing activities	$373	$408
Total investments for account of segregated fund holders	$89,795	$91,440

11.B Changes in Insurance Contracts and Investment Contracts for Account of Segregated Fund Holders

Changes in insurance contracts and investment contracts for account of segregated fund holders are as follows:

	Insurance contracts		Investment contracts
For the three months ended	March 31, 2016	March 31, 2015	March 31, 2016	March 31, 2015
Balances, beginning of period	$83,670	$76,736	$7,770	$7,202
Additions to segregated funds:
Deposits	2,706	2,378	25	33
Net transfer (to) from general funds	(57)	17	–	–
Net realized and unrealized gains (losses)	(868)	4,095	(19)	379
Other investment income	454	381	43	44
Total additions	$2,235	$6,871	$49	$456
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	2,166	2,138	134	107
Management fees	193	198	18	20
Taxes and other expenses	56	48	3	6
Foreign exchange rate movements	736	(598)	623	(321)
Total deductions	$3,151	$1,786	$778	$(188)
Net additions (deductions)	$(916)	$5,085	$(729)	$644
Balances, end of period	$82,754	$81,821	$7,041	$7,846

46	Sun Life Financial Inc.	First Quarter 2016	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

12.     Commitments, Guarantees and Contingencies

Guarantees of Sun Life Assurance Preferred Shares and Subordinated Debentures

SLF Inc. has provided a guarantee on the $150 of 6.30% subordinated debentures due 2028 issued by Sun Life Assurance. Claims under this guarantee will rank equally with all other subordinated indebtedness of SLF Inc. SLF Inc. has also provided a subordinated guarantee of the preferred shares issued by Sun Life Assurance from time to time, other than such preferred shares which are held by SLF Inc. and its affiliates. Sun Life Assurance has no outstanding preferred shares subject to the guarantee. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (consolidated):

Results for the three months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
March 31, 2016
Revenue	$391	$7,215	$2,290	$(1,114)	$8,782
Shareholders’ net income (loss)	$564	$329	$(98)	$(231)	$564

March 31, 2015
Revenue	$88	$6,407	$1,278	$(441)	$7,332
Shareholders’ net income (loss)	$467	$363	$68	$(431)	$467

Assets and liabilities as at	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
March 31, 2016
Invested assets	$21,520	$131,736	$5,770	$(20,528)	$138,498
Total other general fund assets	$9,791	$22,688	$22,085	$(36,213)	$18,351
Investments for account of segregated fund holders	$–	$89,748	$47	$–	$89,795
Insurance contract liabilities	$–	$112,919	$7,418	$(7,740)	$112,597
Investment contract liabilities	$–	$2,896	$–	$–	$2,896
Total other general fund liabilities	$10,574	$22,812	$18,350	$(31,303)	$20,433

December 31, 2015
Invested assets	$20,695	$130,977	$5,794	$(19,503)	$137,963
Total other general fund assets	$10,922	$21,279	$22,265	$(37,016)	$17,450
Investments for account of segregated fund holders	$–	$91,389	$51	$–	$91,440
Insurance contract liabilities	$–	$110,568	$7,029	$(7,370)	$110,227
Investment contract liabilities	$–	$2,913	$–	$–	$2,913
Total other general fund liabilities	$10,367	$22,386	$20,380	$(32,278)	$20,855

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2016	47

13.     Earnings (Loss) Per Share

Details of the calculation of the net income (loss) and the weighted average number of shares used in the earnings per share computations are as follows:

For the three months ended March 31,	2016	2015
Common shareholders’ net income (loss) for basic earnings per share	$540	$441
Add: increase in income due to convertible instruments(1)	3	3
Common shareholders’ net income (loss) on a diluted basis	$543	$444
Weighted average number of common shares outstanding for basic earnings per share (in millions)	612	613
Add: dilutive impact of stock options(2) (in millions)	1	1
Add: dilutive impact of convertible instruments(1) (in millions)	5	5
Weighted average number of common shares outstanding on a diluted basis (in millions)	618	619
Basic earnings (loss) per share	$0.88	$0.72
Diluted earnings (loss) per share	$0.88	$0.72

(1)	The convertible instruments are the Sun Life ExchangEable Capital Securities (“SLEECS”) – Series B issued by Sun Life Capital Trust.
(2)

Excludes the impact of 2 million stock options for the three months ended March 31, 2016 (2 million for the three months ended March 31, 2015) because these stock options were antidilutive for the period.

14.     Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss), net of taxes, are as follows:

	2016			2015
For the three months ended March 31,	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains (losses), net of hedging activities	$2,385	$(782)	$1,603	$783	$722	$1,505
Unrealized gains (losses) on available-for-sale assets	225	70	295	523	156	679
Unrealized gains (losses) on cash flow hedges	3	(14)	(11)	6	(3)	3
Share of other comprehensive income (loss) in joint ventures and associates	76	(30)	46	21	65	86
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(218)	(26)	(244)	(169)	(46)	(215)
Unrealized gains (losses) on transfers to investment properties	6	–	6	6	–	6
Total	$2,477	$(782)	$1,695	$1,170	$894	$2,064
Total attributable to:
Participating policyholders	$18	$(5)	$13	$6	$6	$12
Non-controlling interest	–	(1)	(1)	–	–	–
Shareholders	2,459	(776)	1,683	1,164	888	2,052
Total	$2,477	$(782)	$1,695	$1,170	$894	$2,064

15.     Subsequent Events

On April 4, 2016, SLF Inc. announced its intention to redeem all of the outstanding $950 principal amount of Series B Senior Unsecured 4.95% Fixed/Floating Debentures, which are redeemable at SLF Inc.’s option on June 1, 2016, at a redemption price equal to the principal amount together with accrued and unpaid interest to that date.

On April 11, 2016, we completed a transaction to increase our ownership in one of our joint ventures in India, Birla Sun Life Insurance Company Limited (“BSLI”), from 26% to 49% by purchasing additional shares of BSLI from Aditya Birla Nuvo Limited for consideration of $329.

48	Sun Life Financial Inc.	First Quarter 2016	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)